August 5, 2013

Kieran G. Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756

Dear Mr. Brown:

On May 22, 2013, Advisors Preferred Trust (the "Registrant"), on behalf of the Quantified Managed Bond Fund, the Quantified All-Cap Equity Fund, the Quantified Market Leaders Fund and the Quantified Alternative Investment Fund (each a "Fund" and collectively the "Funds"), each a series of the Trust, filed Post-Effective Amendment Number 7 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On July 16, 2013, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Confirm that the Funds do not charge a load, exchange fee or redemption fee.

Response.

The Registrant confirms that the Funds do not charge a load, exchange fee or redemption fee.

Comment 2.

With respect to each Fund’s principal investment strategy that includes bond investments, please describe any maturity and credit quality limits and assure relevant risk disclosures accompany these disclosures.

Response.

The Registrant has amended each Fund’s principal investment strategy that includes bond investments to describe any maturity and credit quality limits and assure relevant risk disclosures accompany these disclosures.

Comment 3.

Confirm that if a Fund is the protection writer with respect to a credit default swap ("CDS"), it will segregate liquid assets equal to the full notional amount of the CDS.

Response.

The Registrant confirms that each Fund will segregate liquid assets accordingly.

Comment 4.

Please confirm that with respect to derivatives, including total return swaps and futures, that the Funds will comply with SEC guidance in investment company release #10666 and concept release #29776 as well as future SEC guidance.  Additionally, please conform that all derivatives that are part of a Fund’s principal investment strategy are described in the Fund’s prospectus.

Response.

The Registrant confirms the Funds will adhere to such guidance and confirms that all derivatives that are part of a Fund’s principal investment strategy are described in the relevant Fund’s prospectus.

Comment 5.

Under Fixed Income Risk, where relevant, please include a risk to the effect that the value of a debt security may decline if there are concerns about an issuer’s ability or willingness to make interest and or principal payments.  Also, with respect to junk bond risk disclosures, include a disclosure identifying junk bonds as speculative.

Response.

The Registrant has amended Fixed Income Risk disclosures to include the risks described above.

Comment 6.

Under the section entitled Principal Investment Strategies, to the extent inconsistent with a Fund’s principal investment strategy, including Rule 35d-1 restrictions, please revise or clarify references to investing a significant portion of a Fund’s assets in fixed income securities or cash.

Response.

The Registrant has revised each Fund’s Principal Investment Strategies disclosure to clarify each Fund’s potential allocation to fixed income securities or cash so that it is consistent with each Fund’s principal investment strategy, including Rule 35d-1 restrictions.

Comment 7.

Under the section entitled Principal Investment Strategies, to the extent a Fund’s foreign investments included emerging market issuers, so state and revise risk disclosures accordingly.

Response.

The Registrant has revised each Fund’s Principal Investment Strategies disclosure to clarify each Fund’s potential allocation to emerging market securities and amended related risk disclosures accordingly.

Comment 8.

Please confirm that each Fund’s short selling expenses are included in "other expenses."

Response.

The Registrant confirms that each Fund’s short selling expenses are included in other expenses.

Comment 9.

For each Fund that refers to an American Depositary Receipt, please include a definition.

Response.

The Registrant has included a definition of American Depositary Receipt.

Comment 10.

When referring to small and medium capitalization issuers, please include a size definition.

Response.

The Registrant has included a size-based definition of small and medium capitalization issuers.

Comment 11.

When referring to equity securities please specify common and/or preferred stock where applicable.

Response.

The Registrant has included a reference to common and/or preferred stock when referring to equity securities.

Comment 12.

With respect to the Quantified Market Leaders Fund, please clarify the definition of market leader and note that a determination of leadership status based on historical analysis may not be indicative of future results.

Response.

The Registrant has amended the definition of market leader and included a disclosure that a determination of leadership status based on historical analysis may not be indicative of future results.

Comment 13.

With respect to the Quantified Alternative Investment Fund, please clarify the definition of alternative as the current description might tend to be confused for a conventional strategy.

Response.

The Registrant has amended the definition of alternative to distinguish it from conventional strategies and investments.

Comment 14.

With respect to the Quantified Alternative Investment Fund and Quantified Market Leaders Fund, please adopt an 80% investment policy with respect to the Fund’s name or explain why the Registrant does not believe each is not within the reach of Rule 35d-1.

Response.

The Registrant does not believe that the use of "alternative" or "market leaders" in the respective name of the Funds, brings the Funds within the ambit of Rule 35d-1 (the "Rule").  This position is based upon a review of the plain language of the Rule, lack of definitive No-Action Letters and industry practice.

The Rule does not expressly address alternative or leadership, but rather speaks to funds focusing investments in a particular (i) type of investment, (ii) industry, (iii) country, (iv) geographic region or (v) tax status (Rule 35d-1 (a)(2)-(4)).  Additionally, it seems that SEC guidance as to the meaning of "type of investment" does not extend to, or include alternative or market leader.  In the Rule's adopting release, investment emphasis is described as a focus on a type of security such as "stock" or "bond" (Release No. IC-24828 at Introduction, paragraph 3 (giving examples of ABC Stock Fund and XYZ Bond Fund)).  Additionally, the SEC subsequently issued "Frequently Asked Questions about Rule 35d-1" ("FAQ") which clarified the treatment of small-cap, tax-exempt, high-yield and other fund names.  However, FAQ was silent as to alternative or leadership.  By negative implication, we believe the SEC did not intend include these terms in the Rule.  We believe, that if the SEC intended to include alternative or leadership, it would have done so.

Additionally, No-Action Letters seem to offer no guidance on the use of alternative or leadership in a fund name.  Our research does not reveal any staff position on the use of alternative or leadership in fund-specific guidance.  However, we concede that our research may have missed a relevant letter.

As to industry practice, reference to "alternative" merely alerts prospective shareholders that a fund employs an investment approach that is an alternative to conventional investment strategies.  Industry investment policy practice also appears consistent with this view.  For example, the following have alternative in their name but do not have an 80% investment policy: DWS Alternative Asset Allocation Fund, a series of DWS Market Trust, Alternative Strategies Mutual Fund, a series of Northern Lights Fund Trust II, Evolution Alternative Investment Fund, a series of Direxion Funds, Arrow Alternative Solutions Fund, a series of Arrow Investments Trust, Ladenburg Thalmann Alternative Strategies Fund, PTA Comprehensive Alternatives Fund and EAS Crow Point Alternatives Fund, each a series of Northern Lights Fund Trust.  Similarly, reference to "market leaders" merely alerts prospective shareholders that the Fund’s adviser employs an investment approach that is focused on identifying securities of what it believes are market leaders, based on its proprietary identification and ranking process.  Industry practice also appears consistent with this view.  For example, the following have market leaders or leaders in their name but do not have an 80% investment policy with respect to market leaders or leaders: Invesco Leaders Fund, a series of Invesco Funds, Evolution Market Leaders Fund, a series of Direxion Funds, William Blair International Leaders Fund and William Blair Emerging Markets Leaders Fund, each a series of William Blair Funds.

For the reasons stated above, the Registrant does not believe that the use of "alternative" or "market leaders" in the respective name of the Funds, brings the Funds within the ambit the Rule.

STATEMENT OF ADDITIONAL INFORMATION

Comment 15.

Under the section entitled Investment Restrictions, please remove the inapplicable reference to gold bullion.

Response.

The Registrant has removed the reference.

Comment 16.

Please confirm that hedge funds (funds that would be investment companies but for the exclusion under Section 3(c)(1) or (7) will be considered illiquid investments.

Response.

The Registrant so confirms.

Comment 17.

Under the description of Underlying Funds, please use examples of leverage consistent with the Funds' expected investment strategy and describe the effect of leverage during declining market prices.

Response.

The Registrant has amended the description of Underlying Funds, to use examples of leverage consistent with the Funds' expected investment strategy and to describe the effect of leverage during declining market prices.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP